Exhibit 1.01

SunEdison Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014
This Conflict Minerals Report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2014. This Report relates to the process undertaken by the Company with respect to products that were manufactured, or contracted to be manufactured, by the Company during calendar year 2014 and that contain “conflict minerals,” which are defined as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten. Under the Rule, registrants must disclose if any of the conflict minerals necessary to the functionality or production of products they manufacture or contract to manufacture come from one or more of the “Covered Countries.” “Covered Countries” for the purposes of the Rule are the Democratic Republic of Congo and adjoining countries which include the Republic of Congo, the Central African Republic, South Sudan, Zambia, Angola, Tanzania, Burundi, Rwanda and Uganda.
Introduction
SunEdison develops, finances, installs and operates distributed solar power systems to residential, commercial, utility, and government customers.
With the support of senior management, SunEdison has created an internal team consisting of members of the Legal Department, Procurement and the Director of Environmental, Health and Safety to develop and implement a conflict minerals program. The goal of this program is to continue to develop an awareness of the use of conflict minerals within SunEdison, and to support conflict-free sourcing through development of relationships and regular communications with suppliers.

SunEdison’s supply contracts require suppliers to represent and ensure that they supply SunEdison with only those conflict minerals that are “conflict free” as that term is defined in the Rule. SunEdison also requires that its suppliers agree that they will inform all of their own suppliers of this policy and undertake to ensure that such policy is complied with throughout the supply chain.  SunEdison reserves the right to audit its suppliers’ compliance at any time, and to terminate supply agreements if there is a material breach of the conflict minerals obligations.

SunEdison is a member of the Electronic Industry Citizenship Coalition (“EICC”) which together with the Global e-Sustainability Initiative (“GeSI”) founded the Conflict-Free Sourcing Initiative.
SunEdison Manufacturing
The only products SunEdison directly manufactures within the meaning of the Rule are polysilicon and silicon wafers for use in solar cells. The Company conducted an analysis of the materials used in the production of polysilicon and solar wafers and determined that neither product contained any conflict minerals and that no conflict minerals were used in the production of those products.
The only products SunEdison contracts to manufacture are photovoltaic (“PV”) solar modules. SunEdison conducted an analysis of the materials used in the production of the solar modules and determined that tin was used in and necessary to the functionality of the solar modules. Therefore SunEdison concluded that it was subject to the Rule.
Reasonable Country of Origin Inquiry
SunEdison conducted a reasonable country of origin inquiry (RCOI) designed to determine whether tin used by the module manufacturers originated from a Covered Country or was from recycled or scrap sources, as defined in the Rule. SunEdison sent letters to all of its solar module contract manufacturers explaining the Rule and its applicability to SunEdison and the modules manufactured by them for SunEdison. Each contract manufacturer was asked to complete the Conflict Free Sourcing Initiative (“CFSI”) Template (“CFSI Template”). The Conflict Minerals Reporting Template is a free, standardized reporting template developed by the Conflict-Free Sourcing Initiative that facilitates the transfer of information through the supply chain regarding mineral country of origin and smelters and refiners being utilized. The CFSI is an initiative of the EICC and the

GeSI. Use of the CFSI Template is intended to ascertain country of origin and related information of the conflict minerals used in the supply chain.
Simultaneously, SunEdison asked each contract manufacturer to complete a separate certification regarding use of conflict minerals. If the contract manufacturer did not use any conflict minerals in the manufacturing of the solar modules, it was asked to submit a certification of non-usage. If the contract manufacturer used conflict minerals, it was asked to complete a certification identifying the conflict mineral used, and to identify the smelter and whether the mineral came from a Conflict-Free Smelter as identified at http://www.conflictfreesourcing.org/tin-conflict-free-smelters (“Conflict-Free Smelter).
SunEdison reviewed all of the country of origin results received from its contract manufacturers and, based on those results, had reason to believe that certain of the tin used by certain of the contract manufacturers may have originated from a Covered Country. Accordingly, the Company conducted due diligence in respect of those contract manufacturer suppliers.
Due Diligence Efforts and Results

SunEdison’s conflict minerals due diligence efforts have been designed to conform to the framework in the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

SunEdison used the CFSI Template as the vehicle for obtaining information from its contract manufacturers and its suppliers. Where information was incomplete, SunEdison followed up with suppliers in an effort to obtain sourcing information.

Some of SunEdison’s suppliers were able to determine that the tin used in SunEdison’s modules was from a Covered Country, but from a Conflict-Free Smelter. Certain of our suppliers indicated that they sourced certain conflict minerals from a Covered Country, but were unable to determine whether any of those conflict minerals were used in products or materials provided in connection with the manufacturing of solar modules for SunEdison. Furthermore, not all suppliers could identify the smelter or other facility which was the source of the conflict minerals used in its materials and products. Two of our suppliers are continuing to trace the sourcing of their conflict minerals but have not yet obtained full compliance from all of their suppliers in the RCOI and diligence processes. Accordingly, they were unable to provide us with complete information. As a result of all of the foregoing, we were unable to conclusively determine the source of all of the conflict minerals in our solar modules.

Continuing Efforts
SunEdison contract manufacturing agreements contain provisions requiring the use of conflict-free conflict minerals, and further require that our suppliers will inform their own suppliers of this requirement and undertake efforts to ensure compliance. We will continue to monitor and encourage full compliance with this commitment.

SunEdison is committed to continuing to grow its efforts to map the sourcing all of the conflict minerals that are necessary to the manufacture or functionality of the products that SunEdison manufactures or contracts to manufacture and to ensuring that those sources are conflict free. SunEdison continues to improve its ongoing conflict minerals reporting system to support this goal. In accordance with the OECD Guidance, this effort will continue to involve training of employees throughout the procurement process, establishing strong company management systems and designing and implementing strategies to respond to any identified risks.